Amended Final Term Sheet to the Prospectus dated July 1, 2005 and the Prospectus Supplement dated July 1, 2005

Housing Sector Bear Notes Linked to the PHLX Housing SectorSM Index (HGXSM)	Filed Pursuant to Rule 433 Registration Statement No. 333-124095 Dated March 17, 2006

March 17, 2006
Summary
The notes provide you, at maturity, with a 2% positive return for every 1% decline in the index (measured from the initial index level to the final index level), subject to a maximum return of 36.4%. The notes provide principal protection if the final index level is the same as the initial index level or has appreciated by no more than the buffer of 30%. If the final index level has appreciated from the initial index level by more than the buffer, for every 1% appreciation in the index above the buffer, you will lose 1.42857% of your investment at maturity.
You may lose up to, but not more than, your entire investment in the notes. The notes do not bear interest.
Final Terms

Issuer:	Eksportfinans ASA

Index:	PHLX Housing SectorSM Index (HGXSM)

Issue price:	On March 9, 2006, $12,008,000 face amount of notes were sold for 100% of face amount. On March 17, 2006, $1,809,000 face amount of notes were sold for 94.75% of face amount.*

*In connection with a swap hedge related to the notes, the agent has agreed to reimburse the issuer for the difference between the issue price and the face amount for the notes traded on March 17, 2006.

Face amount:	$1,000 per note (for an aggregate face amount of $13,817,000)

Trade date:	March 9, 2006

Original issue date (settlement date):	March 23, 2006

Determination date:	The tenth trading day prior to the stated maturity date, unless extended for up to five business days.

Stated maturity date:	March 23, 2008

Downside enhancement multiplier:	2.0

Maximum gain per face amount of note:	36.4%

Buffer:	30%

Upside multiplier:	1.42857

Payment amount:	On the stated maturity date, you will receive an amount, if any, in cash equal to:
•	if the index return is less than zero, (1) the face amount of your notes plus (2) the face amount of your notes multiplied by the lesser of:
(a)	the index bear return multiplied by the downside enhancement multiplier; and

(b)	the maximum gain
•	if the index return is greater than or equal to zero, but less than or equal to the buffer, the face amount of your notes

•	if the index return is greater than the buffer, (1) the face amount of your notes multiplied by (2) the greater of:
(a)	the product of (i) 200% minus (the final index level divided by the initial index level, expressed as a percentage) and (ii) the upside multiplier; and

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(b)	zero

If the index return is greater than the buffer, the payment amount will be less than the face amount and may be zero.

Index return:	The result of (1) the final index level minus the initial index level divided by (2) the initial index level, expressed as a percentage

Index bear return:	The result of (1) the initial index level minus the final index level divided by (2) the initial index level, expressed as a percentage

Initial index level:	250.38

Final index level:	The arithmetic average of the closing level of index on the averaging dates

Averaging dates:	Two consecutive trading days, ending on and including the determination date, subject to market disruption

No interest:	The notes will not bear interest.

No listing:	The notes will not be listed on any securities exchange or interdealer market quotation system.

Calculation agent:	Goldman, Sachs & Co.
Hypothetical Examples
The right column below shows the hypothetical payment amounts (expressed as a percentage of the face amount of a note) that you would receive on the stated maturity date, based on the corresponding hypothetical final index levels shown in the left column (expressed as a percentage of the initial index level).

Hypothetical Final Index Level	Hypothetical Payment Amount
as Percentage of Initial Index Level	as Percentage of Face Amount
300.0%	0%
250.0%	0%
200.0%	0%
175.0%	35.71%
150.0%	71.43%
130.0%	100.00%
115.0%	100.00%
100.0%	100.00%
97.5%	105.00%
95.0%	110.00%
92.5%	115.00%
90.0%	120.00%
87.5%	125.00%
85.0%	130.00%
82.0%	136.00%
81.8%	136.40%
75.0%	136.40%
50.0%	136.40%
25.0%	136.40%
0.0%	136.40%
Investment Considerations
An investment in the notes involves significant risks. These risks are explained in more detail in the prospectus for the notes, including any applicable prospectus supplement, which will be made available to prospective investors upon an offering of the notes.

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Disclaimers
“PHLX Housing SectorSM” and “HGXSM” are service marks of the Philadelphia Stock Exchange, Inc. and have been licensed for use by The Goldman Sachs Group, Inc.
The notes are not sponsored, endorsed, sold or promoted by the Philadelphia Stock Exchange, Inc. (“PHLX”). PHLX makes no representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the PHLX Housing SectorSM (HGX) (“Index”) to track market performance. PHLX’s only relationship to The Goldman Sachs Group, Inc. is the licensing of certain names and marks and of the Index, which is determined, composed and calculated without regard to The Goldman Sachs Group, Inc. PHLX has no obligation to take the needs of The Goldman Sachs Group, Inc. or the owners of the notes into consideration in determining, composing or calculating the Index. PHLX is not responsible for and has not participated in any determination or calculation made with respect to the issuance or redemption of the notes. PHLX has no obligation or liability in connection with the administration, purchase, sale, marketing, promotion, or trading of the notes.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-471-2526.

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